[Kansas City Southern Letterhead]




January 11, 2008


VIA EDGAR AND FEDERAL EXPRESS

Daniel Morris, Esq.
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Kansas City Southern
          Definitive 14A
          Filed March 30, 2007
          File No. 001-04717

Dear Mr. Morris:

     Kansas City Southern ("KCS," "we," "us," "our" or the "Company") is pleased to provide the following response to your comment letter dated December 10, 2007 to Mr. Michael R. Haverty, Chief Executive Officer of KCS, with respect to the above-referenced proxy statement.

     In connection with this response, KCS acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response to your comments is preceded by the comment to which it relates.

     1. While we note your response to prior comment 6, please confirm that you will disclose in future filings where actual payments fall within targeted parameters.

     The Company will in future proxy statements disclose where actual payments to the named executive officers ("NEOs") fall within the targeted parameters for each element of compensation that was the subject of a benchmark analysis. To the extent any compensation element materially exceeds or falls below the targeted parameters, the Company will disclose the reasons why the Compensation Committee felt that such level of compensation was appropriate.

     2. While we note your response to prior comment 9, we re-issue the prior comment. Specifically, please address whether there were specific targets for business unit and individual performance. If not, please so state. If so, please disclose the targets for 2006 and post-2006, to the extent known. If you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to
Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 9 for additional guidance, as appropriate.

     With the exception of Mr. Zuza's 2006 AIP award (which was based 25% on his individual performance), individual and business unit performance goals were not considered in determining AIP awards for 2006.

     In addition to the Company financial performance goals for 2007 AIP compensation disclosed in the proxy statement, the following business unit goals will be taken into consideration in awarding 2007 AIP bonuses:

     o    Our U.S. operations must meet a specified operating ratio;

     o    Our Mexico operations must meet a specified operating ratio;

     o Our marketing department must meet its business unit and corporate financial goals; and

     o    Each department must meet its budget and corporate financial goals.

     Each of the foregoing departmental goals will only account for 5% of an NEO's AIP bonus for 2007.

     Our CEO has tasked the NEOs with achieving four major strategic goals, and will recommend to the Compensation Committee that the officers' progress in meeting these strategic goals be evaluated in awarding the 30% component of 2007 AIP bonuses to be determined by individual performance.

     3. While we note your response to our prior comment 10, we re-issue the prior comment. In future filings, please disclose the rationale for setting your payment and benefits at the current levels. In so doing, disclose why you believe that the current levels are appropriate and consistent with your compensation objectives.

     The post-termination compensation and benefits described in the proxy statement are required under the terms of employment agreements with the NEOs identified in the proxy statement. A number of these agreements were adopted some years ago. The post-termination compensation and benefits payable under these agreements may be amended only with the consent of the executive and cannot be unilaterally changed by the Company. Most if not all of these agreements pre-date the service of the current members of the Compensation Committee.

     The Committee's compensation consultant performed a competitive analysis of these provisions in 2006 and determined that such compensation and benefits were within competitive ranges for the Company's peer group.

     4. While we note your response to our prior comment 12, please confirm that your future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Haverty and Mr. Shoener differs so widely from that of the other named executives. Please also confirm that you will provide analysis on an individualized basis to the extent that the policies or decisions relating to Mr. Haverty and/or Mr. Shoener are materially different than the other named executive officers.

     As stated in our letter dated September 21, 2007, three of the NEOs listed in the Summary Compensation Table were not employed during the entirety of 2006, making the compensation paid to Messrs. Haverty and Shoener seem comparatively higher than it actually was. We also stated in that letter that Messrs. Haverty and Shoener do not participate in any compensation programs that are not made available to other executives.

     As stated in our 2007 proxy statement, the Committee generally targets executive officer base salaries at approximately the market median among the peer group companies. We believe the total compensation paid to Messrs. Haverty and Shoener for 2006 was within the midrange of the peer group companies for executives of comparable position and tenure. We compete with other companies for executive talent, and seek to pay executives at approximately the market median for their positions in order to remain competitive for executive talent. The Compensation Committee has not established maximum ratios between the compensation paid to our CEO and COO and the compensation paid to other NEOs.

     Mr. Haverty has been with KCS approximately 12 years, and both he and Mr. Shoener have deep executive experience in our industry. We believe the unique roles, responsibilities, experience, accountability, leadership and achievements of Messrs. Haverty and Shoener as our Company's chief officers are worthy of consideration in setting their compensation. In future proxy statements, we will provide a more detailed discussion and analysis of these incumbent-specific factors and their relationship to the compensation of our CEO and COO.

     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.983.1382.

                                                Very truly yours,

                                                  /s/ Brian P.Banks

                                                Brian P. Banks
                                                Associate General Counsel and
                                                Corporate Secretary



cc:  Rodney E. Slater, Esq., Chairman-Compensation Committee
     Michael R. Haverty, Chairman & Chief Executive Officer
     Patrick J. Ottensmeyer, Executive Vice President & Chief Financial Officer William J. Wochner, Esq., Senior Vice President & Chief Legal Officer